Filed by Enterprise Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Enterprise Bancorp, Inc.

SEC File No.: 001-33912

Date: January 28, 2025

Dear Shareholder, We extend to you our sincerest wishes for a healthy, happy, and prosperous year ahead. We are pleased to share our unaudited financial statements for the three months ending December 31, 2024, as well as important updates and recent developments. Proposed Merger with Rockland Trust Enterprise Bank and Rockland Trust have signed a definitive merger agreement for Rockland Trust to acquire Enterprise Bank. This will unite two strong community - oriented banks that are deeply committed to meeting the needs of our communities. The proposed merger is subject to approval by banking regulators and the Enterprise Bancorp, Inc. shareholders. It is anticipated that the proposed merger will occur in the second half of 2025. Please refer to the “Special Shareholder Vote Regarding Proposed Merger” section below for more information. Like Enterprise Bank, Rockland Trust shares the belief that banking isn’t just about transactions. It’s about relationships and making a meaningful, positive difference in the lives of local families and businesses. Rockland Trust and Enterprise Bank operate in adjacent and complementary markets, minimizing branch overlap and logistical complexities. Consequently, no branch closures are planned as a result of the proposed merger. The combined entity will have over 150 branches extending from Cape Cod and the islands through northern Massachusetts, Worcester County, and southern New Hampshire, and bring expanded convenience and additional products and services to the communities we are proud to serve. To learn more about the proposed merger, we invite you to visit rocklandtrust.com/rockland - trust - and - enterprise - bank . 222 Merrimack Street | Lowell, MA 01852 | 877 - 671 - 2265 | EnterpriseBanking.com

George L. Duncan Chairman Steven R. Larochelle CEO Richard W. Main President As always, if we can be of assistance to you, please do not hesitate to contact us. We thank you for your continued support of Enterprise Bank. Photo: Peter Rayno (right) accepts the 2024 Granite State Community Impact Award on behalf of Enterprise Bank from James Key Wallace, executive director of the New Hampshire Business Finance Authority. Special Shareholder Vote Regarding Proposed Merger In connection with the proposed merger whereby Rockland Trust would acquire Enterprise Bank, a special meeting of Enterprise Bancorp, Inc.'s (“Enterprise”) shareholders will be held to approve the proposed transaction. The date for the special meeting of Enterprise shareholders has not yet been sent, and we anticipate providing you with more information about the special meeting in the near future. 222 Merrimack Street | Lowell, MA 01852 | 877 - 671 - 2265 | EnterpriseBanking.com Enterprise Bank Honored with Granite State Award Enterprise Bank was recently honored with the Community Impact Award by the New Hampshire Business Finance Authority (NHBFA) at their Annual Granite State Awards event held in Manchester, NH. The Bank was recognized for its work in securing financing for Marguerite’s Place, a Nashua nonprofit organization that provides transitional housing and services to women and children. Save the Date for the Annual Meeting! All Enterprise Bancorp shareholders are invited to participate in the Bank’s Annual Meeting of Shareholders to be held virtually on Tuesday, May 6, 2025, at 9:00 a.m. Proxy ballots and additional information will be provided to shareholders in advance of the annual meeting. As a shareholder, you have the option to access our 2025 Annual Meeting materials and vote online with our transfer agent — Computershare. Visit computershare - na.com/green to sign up for electronic delivery and to access important account information including recent statements and tax documents. Please contact Lauren Adie at Lauren.Adie@ebtc.com or Keri Ames at Keri.Ames@ebtc.com with any questions.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Independent and Enterprise, the expected timing of completion of the proposed transaction, and other statements that are not historical facts. Such statements reflect the current views of Independent Independent Bank Corp. (“Independent”) and Enterprise Bancorp, Inc. (“Enterprise”) with respect to future events and financial performance, and are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs, expectations, plans, predictions, forecasts, objectives, assumptions or future events or performance, are forward-looking statements. Forward-looking statements often, but not always, may be identified by words such as expect, anticipate, believe, intend, potential, estimate, plan, target, goal, or similar words or expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Independent and Enterprise caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Independent’s and Enterprise’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: (1) changes in general economic, political, or industry conditions; (2) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; (3) volatility and disruptions in global capital and credit markets; (4) movements in interest rates; (5) the resurgence of elevated levels of inflation or inflationary pressures in the United States and the Enterprise and Independent market areas; (6) increased competition in the markets of Independent and Enterprise; (7) success, impact, and timing of business strategies of Independent and Enterprise; (8) the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; (9) the expected impact of the proposed transaction between Enterprise and Independent on the combined entities’ operations, financial condition, and financial results; (10) the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); (11) the failure to obtain Enterprise shareholder approval or to satisfy any of the other conditions to the proposed transaction on a timely basis or at all or other delays in completing the proposed transaction; (12) the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement; (13) the outcome of any legal proceedings that may be instituted against Independent or Enterprise; (14) the possibility that the anticipated benefits of the proposed transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Independent and Enterprise do business; (15) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (16) diversion of management’s attention from ongoing business operations and opportunities; (17) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; (18) the dilution caused by Independent’s issuance of additional shares of its capital stock in connection with the proposed transaction; (19) cyber incidents or other failures, disruptions or breaches of our operational or security systems or infrastructure, or those of our third-party vendors or other service providers, including as a result of cyber-attacks; and (20) other factors that may affect the future results of Independent and Enterprise.

Additional factors that could cause results to differ materially from those described above can be found in Independent’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with the U.S. Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Independent’s website, www.rocklandtrust.com, under the heading “SEC Filings” and in other documents Independent files with the SEC, and in Enterprise’s Annual Report on Form 10-K for the year ended December 31, 2023 and in its subsequent Quarterly Reports on Form 10-Q, including in the respective “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of such reports, as well as in subsequent SEC filings, each of which is on file with and available in the “Investor Relations” section of Enterprise’s website, enterprisebancorp.q4ir.com, under the heading “SEC Filings” and in other documents Enterprise files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Independent nor Enterprise assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable law. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. All forward-looking statements, express or implied, included in the document are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made with respect to the proposed transaction involving Independent and Enterprise. This material is not a solicitation of any vote or approval of the Enterprise shareholders and is not a substitute for the proxy statement/prospectus or any other documents that Independent and Enterprise may send to their respective shareholders in connection with the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction between Independent and Enterprise, Independent has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that includes a proxy statement for a special meeting of Enterprise’s shareholders to approve the proposed transaction and that also constitutes a prospectus for the Independent common stock that will be issued in the proposed transaction, as well as other relevant documents concerning the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF INDEPENDENT AND ENTERPRISE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Enterprise will mail the proxy statement/prospectus to its shareholders. Shareholders are also urged to carefully review and consider Independent’s and Enterprise’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Independent and Enterprise, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Independent Investor Relations, 288 Union Street, Rockland, Massachusetts 02370, telephone (774) 363-9872 or to Enterprise Bancorp, Inc., 222 Merrimack Street, Lowell, MA 01852, Attention: Corporate Secretary, telephone (978) 656-5578.

PARTICIPANTS IN THE SOLICITATION

Independent, Enterprise, and certain of their respective directors, executive officers and employees may, under the SEC’s rules, be deemed to be participants in the solicitation of proxies from the shareholders of Enterprise in connection with the proposed transaction. Information regarding Independent’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on February 28, 2024, and other documents filed by Independent with the SEC. Information regarding Enterprise’s directors and executive officers is available in its definitive proxy statement relating to its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2024, and its Annual Report on Form 10-K for the year ended December 31, 2023, which was filed with the SEC on March 8, 2024 and other documents filed by Enterprise with the SEC. Other information regarding the persons who may, under the SEC’s rules, be deemed to be participants in the proxy solicitation of Enterprise’s shareholders in connection with the proposed transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials filed with the SEC when they become available, which may be obtained free of charge as described in the preceding paragraph.

4